Exhibit 21.1

Subsidiaries of FS Investment Corporation III

Name of Subsidiary	State of Incorporation or Organization
Burholme Funding LLC	Delaware
Center City Funding LLC	Delaware
Chestnut Hill Funding LLC	Delaware
Dunlap Funding LLC	Delaware
Germantown Funding LLC	Delaware
Jefferson Square Funding LLC	Delaware
FSIC III Investments, Inc.	Delaware
IC III Arches Investments, LLC	Delaware
IC III Altus Investments, LLC	Delaware
Society Hill Funding LLC	Delaware